CNA FINANCIAL CORPORATION
333 South Wabash Avenue, Chicago, Illinois, 60604
September 25, 2009
Via EDGAR Filing, Facsimile & U.S. Mail
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-6010

Attn:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	CNA Financial Corporation (“CNA”)
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed on February 24, 2009
Comment Letter, dated August 31, 2009
File No. 001-05823
VIA EDGAR FILING AND FACSIMILE TRANSMISSION
Dear Mr. Rosenberg:
We acknowledge receipt of the comment letter, dated August 31, 2009, from the Commission (the “Comment Letter”) with regard to the above-referenced filings.
Our responses to the Comment Letter are organized by reference to the corresponding numbers used in the Comment Letter. For your convenience, your comments are repeated and are followed by our respective responses. CNA Financial Corporation and its subsidiaries are referred to as “the Company,” “CNA,” “we,” “our” and “us.”
Form 10-K for the Year Ended December 31, 2008

Item 1.	Business
1.	We note your response to comment 1 does not include your sale-related reinsurance agreement with the Hartford as one of the agreements you intend to file. Please confirm that you will file the sale-related reinsurance agreement that you have entered into with the Hartford as an exhibit and identify the filing in which you will include the agreement.

Securities and Exchange Commission
September 25, 2009

CNA Response
The sale-related reinsurance agreements with the Hartford were included as Exhibits 10.1 and 10.2 to our 2nd Quarter 2009 Report on Form 10-Q which was filed on August 3, 2009. CNA Group Life Assurance Company was acquired by the Hartford as part of the group insurance sale transaction. As a result, the reinsurance agreements between CNA’s retained insurance subsidiaries and CNA Group Life Assurance Company were amended and restated in connection with the sale.
Financial Statements
Note 3 — Investments, page 82
2.	Please refer to your response to comment three. Please revise your note to include the information that you provided to us.
CNA Response
In our 3rd quarter 2009 Report on Form 10-Q, we will add enhanced disclosure related to our Asset-Backed Securities. For purposes of illustration, if we were to add this enhanced disclosure to our 2nd Quarter 2009 Report on Form 10-Q, the following would appear under the Asset-Backed Securities heading on page 17 of this filing (new language is indicated through the use of italics):
Asset-Backed Securities
The fair value of total asset-backed holdings at June 30, 2009 was $7,346 million which was comprised of over 600 different asset-backed structured securities. Each security has deal-specific tranche structures, credit support that results from the unique deal structure, particular collateral characteristics and other distinct security terms. As a result, seemingly common factors such as delinquency rates and collateral performance affect each security differently. Of these securities, 264 have underlying collateral that are either considered sub-prime or Alt-A in nature.
The unrealized losses on the Company’s investments in asset-backed securities are due to a combination of factors related to the market disruption caused by credit concerns that began with the sub-prime issue, but then also extended into other collateral supporting securities in the Company’s portfolio. The fair value of these securities does not tend to be influenced by the credit of the issuer but rather the characteristics and projected cash flows of the underlying collateral.

Securities and Exchange Commission
September 25, 2009

Residential mortgage-backed securities include 333 structured securities in a gross unrealized loss position. In addition, there were 110 agency mortgage-backed pass-through securities in a gross unrealized loss position, which are guaranteed by agencies of the U.S. Government. The aggregate severity of the gross unrealized loss was approximately 21% of amortized cost.
Commercial mortgage-backed securities include 60 securities in a gross unrealized loss position. The aggregate severity of the gross unrealized loss was approximately 31% of amortized cost.
Other asset-backed securities include 19 securities in a gross unrealized loss position. The aggregate severity of the gross unrealized loss was approximately 18% of amortized cost.
* * * * * * *
Although we are of course amenable to enhancing our disclosures in the context of the Comment Letter, this response should not be considered an indication that we believe any disclosures in the captioned Form 10-K filing were inadequate or incorrect in any material respect.
If you have any questions or further comments, please call the undersigned at (312) 822-5653 or fax at (312) 822-2004.
Very truly yours,

/s/ Lawrence J. Boysen

Lawrence J. Boysen
Senior Vice President and
Corporate Controller

cc:	Gus Rodriguez, Branch Chief
Ibolya Ignat, Division of Corporation Finance Staff Accountant
Bryan Pitko, Staff Attorney